Exhibit 99.10

TotalEnergies

PRESS RELEASE

Second quarter and first half 2025 results

TotalEnergies generates $6.6 billion of cash flow during the quarter, driven by production growth of its energies, demonstrating the Company's robustness in a lower price environment and maintains shareholder returns

	2Q25	Change vs 1Q25	1H25	Change vs 1H24
Cash flow from operations excluding working capital (CFFO)[(1)] (B$)	**6.6**	*-5%*	**13.6**	*-15%*
Adjusted net income (TotalEnergies share)[(1)]				
- in billions of dollars (B$)	**3.6**	*-15%*	**7.8**	*-21%*
- in dollars per share (fully-diluted)	1.57	*-14%*	3.41	*-18%*
Net income (TotalEnergies share) (B$)	2.7	*-30%*	6.5	*-31%*
Adjusted EBITDA[(1)] (B$)	9.7	*-8%*	20.2	*-11%*

Paris, July 24, 2025 – The Board of Directors of TotalEnergies SE, chaired by CEO Patrick Pouyanné, met on July 23, 2025, to approve the 2nd quarter 2025 financial statements. On the occasion, Patrick Pouyanné said:

"TotalEnergies delivered robust financial results in the second quarter: cash flow only decreased by 5% to $6.6 billion despite a 10% decrease in oil price, notably thanks to accretive hydrocarbon production growth. The Company posted adjusted net income of $3.6 billion for the quarter, resulting in first half adjusted net income of $7.8 billion.

In the first half of the year TotalEnergies continued to successfully execute its balanced multi-energy strategy, supported by sustained growth in hydrocarbon and electricity production:

- *2.53 Mboe/d of hydrocarbon production, which is an increase of more than 3% year-on-year and benefiting notably from the start-up of the Ballymore field in the United States and Mero-4 in Brazil, a quarter ahead of schedule*
- *nearly 23 TWh of electricity production in the first half of 2025, an increase of over 20% year-on-year*

Exploration & Production reported adjusted net operating income of $2.0 billion and cash flow of $3.8 billion in the second quarter, benefiting from accretive project start-ups in 2024 and 2025. Consistent with our strategy, the Company continued to actively manage its low-cost, low-emission portfolio by divesting non-operated interests in non-core projects in Nigeria and Brazil, and entering into new exploration permits in the United States, Malaysia, Indonesia, and Algeria.

Integrated LNG achieved adjusted net operating income of $1.0 billion and cash flow of $1.2 billion this quarter, reflecting a 10% decrease in the LNG selling price, in line with oil price evolution, and low market volatility for gas trading activities. The Company strengthened its LNG portfolio by signing a 1.5 Mtpa LNG offtake agreement from Rio Grande LNG Train 4 and taking a positioning in the future Ksi Lisims LNG plant located on the Pacific Coast of Canada.

Integrated Power posted adjusted net operating income and cash flow of close to $0.6 billion this quarter, resulting in cash flow of $1.2 billion in the first half of 2025, in line with the annual guidance. As part of its business model, the Company divested 50% of a renewable asset portfolio in Portugal.

Downstream delivered adjusted net operating income of $0.8 billion and cash flow of $1.5 billion, reflecting improved refining margins (but still in the context of a globally weak environment) and utilization rate. Downstream results benefitted from the positive seasonal effect of Marketing & Services activities, with stronger results year-on-year.

(1) Refer to Glossary pages 23 & 24 for the definitions and further information on alternative performance measures (Non-GAAP measures) and to page 19 and following for reconciliation tables.

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2 During the first half of 2025 , net investments reached $ 11 . 6 billion, including $ 2 . 2 billion of net acquisitions, notably related to the acquisition of VSB . The Company anticipates that net investments for the full year will be within the $ 17 - 17 . 5 billion guidance range given the disposal program planned for the second half of the year . Normalized gearing (1) , which excludes seasonal effects of working capital and investment pace, is 15% . Comforted by the Company’s ability to reach its 2025 underlying growth objective while maintaining a strong balance sheet, the Board of Directors has confirmed the distribution of the second interim dividend of 0.85 €/share for fiscal year 2025, an increase close to 7.6% compared to 2024. It also decided to continue share buybacks for up to $2 billion in the third quarter. The Board also highlighted the recent success of the Capital increase reserved for employees, which brings TotalEnergies’ employee ownership to nearly 9 % of the Company’s share capital and demonstrates their support of the Company’s strategy . ”

3 1. Highlights (2) Upstream Production start - up of the Mero - 4 offshore oil development, for 180,000 b/d, in Brazil Production start - up of the Ballymore offshore oil field, for 75,000 b/d, in the United States Divestment of TotalEnergies’ 12.5% non - operated interest in the Bonga field, in Nigeria Divestment of TotalEnergies’ 20% non - operated interest in Gato do Mato project to Shell in exchange for an increased 48% stake in the operated Lapa offshore field, in Brazil Acquisition of a 25% working interest in a portfolio of 40 Chevron - operated offshore exploration leases, in the United States Acquisition from Petronas of interests in multiple blocks, offshore Malaysia and Indonesia Acquisition of a 25% interest in Block 53, in Suriname Award of the Ahara Exploration license, in Algeria Downstream Announcement of the shut - down of the cracker NC2 in the Antwerp platform by 2027, in the context of over - capacity of petrochemicals in Europe Integrated LNG Signature of an agreement with NextDecade for LNG offtake of 1.5 Mt/year over 20 years from the future Train 4 of Rio Grande LNG, in Texas Signature of agreements with Western LNG for a future equity stake and LNG offtake in Ksi Lisims LNG project, in Canada Agreement between with CMA CGM to create a JV for LNG bunkering in Rotterdam, with TotalEnergies providing up to 360,000 tons of LNG per year Integrated Power Closing of the acquisition of the German renewable energy developer VSB Closing of the sale of 50% of TotalEnergies’ 604 MW renewables portfolio, in Portugal Closing of the acquisition of 50% of AES’ renewables portfolio, in the Dominican Republic Acquisition of 350 MW of solar projects and 85 MW of BESS projects, in the UK Award of a concession to develop a 1GW offshore wind farm, in Germany Signature of an agreement with RGE for the development of a solar and battery project, in Indonesia, to supply the local market and Singapore Carbon footprint reduction and low - carbon molecules Signature of an agreement for the sale of 50% of biogas leader PGB in Poland Signature of a 15 - year agreement with Quatra for the supply of 60,000 tons/yr of European used cooking oil to TotalEnergies’ biorefineries Innovation and Performance Collaboration with Mistral AI through a joint innovation lab to increase the application of AI in TotalEnergies’ multi - energy strategy (2) Some of the transactions mentioned in the highlights remain subject to the agreement of the authorities or to the fulfilment of conditions precedent under the terms of the agreements.

2. Key figures from TotalEnergies' consolidated financial statements (1)

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars, except effective tax rate, earnings per share and number of shares	1H25	1H24	1H25 vs 1H24
9,690	10,504	-8%	11,073	Adjusted EBITDA (1)	20,194	22,566	-11%
4,390	4,792	-8%	5,339	Adjusted net operating income from business segments	9,182	10,939	-16%
1,974	2,451	-19%	2,667	Exploration & Production	4,425	5,217	-15%
1,041	1,294	-20%	1,152	Integrated LNG	2,335	2,374	-2%
574	506	+13%	502	Integrated Power	1,080	1,113	-3%
389	301	+29%	639	Refining & Chemicals	690	1,601	-57%
412	240	+72%	379	Marketing & Services	652	634	+3%
702	715	-2%	636	Contribution of equity affiliates to adjusted net income	1,417	1,257	+13%
41.5%	41.4%		40.4%	Effective tax rate (3)	41.4%	39.0%	
3,578	4,192	-15%	4,672	Adjusted net income (TotalEnergies share) (1)	7,770	9,784	-21%
1.57	1.83	-14%	1.98	Adjusted fully-diluted earnings per share (dollars) (4)	3.41	4.14	-18%
1.38	1.74	-21%	1.85	Adjusted fully-diluted earnings per share (euros) (5)	3.12	3.82	-18%
2,224	2,246	-1%	2,328	Fully-diluted weighted-average shares (millions)	2,236	2,333	-4%
2,687	3,851	-30%	3,787	Net income (TotalEnergies share)	6,538	9,508	-31%
4,819	4,501	+7%	4,410	Organic investments (1)	9,320	8,482	+10%
1,813	420	x4.3	220	Acquisitions net of assets sales (1)	2,233	(280)	ns
6,632	4,921	+35%	4,630	Net investments (1)	11,553	8,202	+41%
6,618	6,992	-5%	7,777	Cash flow from operations excluding working capital (CFFO) (1)	13,610	15,945	-15%
6,943	7,276	-5%	7,895	Debt Adjusted Cash Flow (DACF) (1)	14,220	16,207	-12%
5,960	2,563	x2.3	9,007	Cash flow from operating activities	8,523	11,176	-24%

Gearing (1) of 17.9% at June 30, 2025 vs 14.3% at March 31, 2025 and 10.2% at June 30, 2024

(3) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

(4) In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bonds.

(5) Average €-$ exchange rate: 1.1338 in the 2nd quarter 2025, 1.0523 in the 1st quarter 2025, 1.0767 in the 2nd quarter 2024, 1.0927 in the 1st half 2025 and 1.0813 in the 1st half 2024

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resale to non - end users (e.g. traded) is optional, TotalEnergies does not report emissions associated with trading activities. 5 3. Key figures of environment, greenhouse gas emissions and production 1. Environment – liquids and gas price realizations, refining margins 3.2 Greenhouse gas emissions (11) Estimated quarterly emissions. Scope 1+2 emissions from operated installations were down 5% quarter - to - quarter given lower gas - fired power plants utilization rate. First half 2025 Scope 3 (13) Category 11 emissions are estimated to be about 170 Mt CO 2 e . (6) (7) (8) (9) Does not include oil, gas and LNG trading activities, respectively. Sales in $ / Sales in volume for consolidated affiliates. Sales in $ / Sales in volume for consolidated affiliates. Sales in $ / Sales in volume for consolidated and equity affiliates. (10) This market indicator for European refining, calculated based on public market prices ( $ /t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies . (11) The six greenhouse gases in the Kyoto protocol, namely CO 2 , CH 4 , N 2 O, HFCs, PFCs and SF 6 , with their respective 100 - year time horizon GWP (Global Warming Potential) as described in the 2021 IPCC report . HFCs, PFCs and SF 6 are virtually absent from the Company’s emissions or are considered as non - material and are therefore no longer counted with effect from 2018 . In CO 2 equivalent terms, nitrous oxide (N 2 O) represents less than 1 % of the Company's Scope 1 + 2 emissions . (12) Scope 1 + 2 GHG emissions are defined as the sum of direct emissions of GHG from sites or activities that are included in the scope of reporting and indirect emissions attributable to brought - in energy (electricity, heat, steam), net from potential energy sales, excluding purchased industrial gases (H 2 ) . Unless stated otherwise, TotalEnergies reports Scope 2 GHG emissions using the market - based method defined by the GHG Protocol . (13) If not stated otherwise, TotalEnergies reports Scope 3 GHG emissions, category 11 , which correspond to indirect GHG emissions related to the direct use phase emissions of sold products over their expected lifetime (i . e . , the scope 1 and scope 2 emissions of end users that occur from the combustion of fuels) in accordance with the definition of the GHG Protocol Corporate Value Chain (Scope 3 ) Accounting and Reporting Standard Supplement . The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies . In order to avoid double counting, this methodology accounts for the largest volume in the oil and gas value chains, i . e . the higher of the two production volumes or sales for end use . For TotalEnergies, in 2025 , the calculation of Scope 3 GHG emissions for the oil value chain considers products sales (higher than production) and for the gas value chain, the marketable gas and condensates production (higher than gas sales, either as LNG or as direct sales to B 2 B/B 2 C customers) . A stoichiometric emission factor (oxidation of molecules to carbon dioxide) is applied to these sales or production to obtain an emission volume . In accordance with the Technical Guidance for Calculating Scope 3 Emissions Supplement to the Corporate Value Chain (Scope 3 ) Accounting and Reporting Standard which defines end users as both consumers and business customers that use final products, and with IPIECA’s Estimating petroleum industry value chain (Scope 3 ) greenhouse gas emissions guidelines, under which reporting of emissions from fuel purchased for 1H25 vs 1H24 1H24 1H25 2Q25 1Q25 vs 2Q24 1Q25 2Q25 - 15% 84.1 71.9 Brent ($/b) 75.7 - 10% 85.0 67.9 +66% 2.2 3.7 Henry Hub ($/Mbtu) 3.9 - 9% 2.3 3.5 +40% 9.4 13.2 TTF ($/Mbtu) 14.4 - 18% 10.0 11.9 +28% 10.3 13.1 JKM ($/Mbtu) 14.1 - 13% 11.2 12.2 - 14% 79.9 68.7 Average price of liquids (6),(7) ($/b) Consolidated subsidiaries 72.2 - 9% 81.0 65.6 +21% 5.08 6.13 Average price of gas (6),(8) ($/Mbtu) Consolidated subsidiaries 6.60 - 15% 5.05 5.63 +1% 9.46 9.55 Average price of LNG (6),(9) ($/Mbtu) Consolidated subsidiaries and equity affiliates 10.00 - 9% 9.32 9.10 - 44% 58.3 32.4 European Refining Margin Marker (ERM) (6),(10) ($/t) 29.4 +20% 44.9 35.3 1H25 2Q25 vs 1H24 1H25 Scope 1+2 emissions (12) (MtCO 2 e) 2Q24 1Q25 vs 2Q25 1H24 1Q25 +3% 15.9 16.4 Scope 1+2 from operated facilities (1) 7.7 8.4 - 5% 8.0 +1% 14.1 14.3 of which Oil & Gas 7.0 7.2 - 1% 7.1 +17% 1.8 2.1 of which CCGT 0.7 1.2 - 25% 0.9 +2% 21.2 21.7 Scope 1+2 - ESRS share (1) 10.3 11.1 - 5% 10.6 1H25 vs 1H24 1H24 1H25 Methane emissions (ktCH 4 ) 2Q24 2Q25 vs 1Q25 1Q25 2Q25 - 27% 15 11 Methane emissions from operated facilities (1) 7 - 6 6

3.3 Production [14]

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Hydrocarbon production	1H25	1H24	1H25 vs 1H24
2,503	2,558	-2%	2,441	Hydrocarbon production (kboe/d)	2,531	2,451	+3%
1,343	1,355	-1%	1,318	Oil (including bitumen) (kb/d)	1,349	1,320	+2%
1,160	1,203	-4%	1,123	Gas (including condensates and associated NGL) (kboe/d)	1,182	1,131	+4%
2,503	2,558	-2%	2,441	Hydrocarbon production (kboe/d)	2,531	2,451	+3%
1,506	1,516	-1%	1,477	Liquids (kb/d)	1,511	1,480	+2%
5,395	5,655	-5%	5,180	Gas (Mcf/d)	5,524	5,215	+6%

Hydrocarbon production was 2,503 thousand barrels of oil equivalent per day in the second quarter 2025, up 2.5% year-on-year, and was comprised of:

- +5.5% due to start-ups and ramp-ups, including Mero-2, Mero-3 and Mero-4 in Brazil, Fenix in Argentina, Tyra in Denmark, and Anchor and Ballymore in the United States,
- -2.5% mainly due to more planned maintenance this quarter,
- +2.0% due to a portfolio effect related to the acquisitions of SapuraOMV in Malaysia and interests in the Eagle Ford shale gas plays in Texas and to a price effect,
- -2.5% due to the natural field declines.

[14] Company production = E&P production + Integrated LNG production.

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4. Analysis of business segments

4.1 Exploration & Production

4.1.1 Production

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Hydrocarbon production	1H25	1H24	1H25 vs 1H24
1,956	1,976	-1%	1,943	EP (kboe/d)	1,966	1,956	+1%
1,437	1,442	-	1,413	Liquids (kb/d)	1,440	1,416	+2%
2,767	2,848	-3%	2,829	Gas (Mcf/d)	2,807	2,883	-3%

4.1.2 Results

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars, except effective tax rate	1H25	1H24	1H25 vs 1H24
1,974	2,451	-19%	2,667	Adjusted net operating income	4,425	5,217	-15%
176	150	+17%	207	including adjusted income from equity affiliates	326	352	-7%
50.1%	49.4%		46.9%	Effective tax rate (15)	49.7%	47.7%	
3,053	2,684	+14%	2,585	Organic investments (1)	5,737	4,626	+24%
162	116	+40%	57	Acquisitions net of assets sales (1)	278	93	x3
3,215	2,800	+15%	2,642	Net investments (1)	6,015	4,719	+27%
3,760	4,291	-12%	4,353	Cash flow from operations excluding working capital (CFFO) (1)	8,051	8,831	-9%
3,675	3,266	+13%	4,535	Cash flow from operating activities	6,941	8,125	-15%

Adjusted net operating income was $1,974 million, down $480 million quarter-to-quarter, reflecting for 400 M$ the sensitivities linked to the changing environment (average liquids price down $7/b compared to the first quarter).

Cash flow from operations excluding working capital (CFFO) was $3,760 million, down $530 million quarter-to-quarter, reflecting the sensitivities linked to the changing environment.

(15) Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

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4.2 Integrated LNG

4.2.1 Production

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Hydrocarbon production for LNG	1H25	1H24	1H25 vs 1H24
547	582	-6%	498	Integrated LNG (kboe/d)	565	495	+14%
69	74	-7%	64	Liquids (kb/d)	71	64	+12%
2,628	2,807	-6%	2,351	Gas (Mcf/d)	2,717	2,332	+17%

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Liquefied Natural Gas in Mt	1H25	1H24	1H25 vs 1H24
10.6	10.6	-1%	8.8	Overall LNG sales	21.2	19.5	+9%
3.9	4.0	-3%	3.6	incl. Sales from equity production*	7.9	7.8	+1%
9.4	9.4	-	7.6	incl. Sales by TotalEnergies from equity production and third party purchases	18.8	16.9	+11%

* The Company's equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG was down 6% this quarter compared to the first quarter 2025, notably due to scheduled maintenance at Snøhvit in Norway and Malaysia LNG, which impacted SK408 production.

Quarterly LNG sales were stable.

4.2.2 Results

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars, except the average price of LNG	1H25	1H24	1H25 vs 1H24
9.10	10.00	-9%	9.32	Average price of LNG ($/Mbtu) * Consolidated subsidiaries and equity affiliates	9.55	9.46	+1%
1,041	1,294	-20%	1,152	Adjusted net operating income	2,335	2,374	-2%
513	535	-4%	421	including adjusted income from equity affiliates	1,048	915	+15%
743	752	-1%	624	Organic investments (1)	1,495	1,164	+28%
110	140	-21%	198	Acquisitions net of assets sales (1)	250	186	+34%
853	892	-4%	822	Net investments (1)	1,745	1,350	+29%
1,159	1,249	-7%	1,220	Cash flow from operations excluding working capital (CFFO) (1)	2,408	2,568	-6%
539	1,743	-69%	431	Cash flow from operating activities	2,282	2,141	+7%

* Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

Adjusted net operating income for Integrated LNG was $1,041 million, down 20% this quarter primarily due to a lower average LNG selling price reflecting oil price evolution and low market volatility for gas trading activities.

Cash flow from operations excluding working capital (CFFO) was $1,159 million, down 7% reflecting a lower average LNG selling price.

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4.3 Integrated Power

4.3.1 Productions, capacities, clients and sales

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Integrated Power	1H25	1H24	1H25 vs 1H24
11.6	11.3	+2%	9.1	Net power production (TWh) *	22.9	18.6	+23%
8.4	6.8	+23%	6.8	o/w production from renewables	15.2	12.8	+18%
3.2	4.5	-29%	2.2	o/w production from gas flexible capacities	7.7	5.8	+33%
24.0	22.7	+5%	19.6	Portfolio of power generation net installed capacity (GW) **	24.0	19.6	+22%
17.4	16.2	+7%	13.8	o/w renewables	17.4	13.8	+26%
6.5	6.5	-	5.8	o/w gas flexible capacities	6.5	5.8	+13%
104.1	97.5	+7%	87.4	Portfolio of renewable power generation gross capacity (GW) **,***	104.1	87.4	+19%
30.2	27.8	+9%	24.0	o/w installed capacity	30.2	24.0	+26%
6.0	6.0	-	6.0	Clients power - BtB and BtC (Million) **	6.0	6.0	+1%
2.7	2.8	-	2.8	Clients gas - BtB and BtC (Million) **	2.7	2.8	-
10.5	14.5	-27%	11.1	Sales power - BtB and BtC (TWh)	25.0	26.0	-4%
14.9	35.7	-58%	18.9	Sales gas - BtB and BtC (TWh)	50.6	54.6	-7%

* Solar, wind, hydroelectric and gas flexible capacities.
** End of period data.
*** Includes 19.25% of Adani Green Energy Ltd's gross capacity, 50% of Clearway Energy Group's gross capacity and 49% of Casa dos Ventos' gross capacity.

Net power production increased by 28% year-on-year to 11.6 TWh, driven by growth in renewable energy production and the acquisition of flexible gas capacities in the United Kingdom in 2024.

Gross installed renewable power generation capacity reached 30.2 GW at the end of the second quarter of 2025, up 26% year-on-year, i.e. a 6.2 GW increase.

4.3.2 Results

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
574	506	+13%	502	Adjusted net operating income	1,080	1,113	-3%
22	44	-50%	35	including adjusted income from equity affiliates	66	(4)	ns
421	645	-35%	596	Organic investments (1)	1,066	1,539	-31%
1,568	238	x6.6	(88)	Acquisitions net of assets sales (1)	1,806	647	x2.8
1,989	883	x2.3	508	Net investments (1)	2,872	2,186	+31%
562	597	-6%	623	Cash flow from operations excluding working capital (CFFO) (1)	1,159	1,315	-12%
799	(399)	ns	1,647	Cash flow from operating activities	400	1,398	-71%

Adjusted net operating income for Integrated Power was $574 million and cash flow from operations excluding working capital (CFFO) reached $562 million in the second quarter of 2025, leading to cash flow from operations excluding working capital (CFFO) of $1.2 billion for the first half of the year, in line with the annual guidance.

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4.4 Downstream (Refining & Chemicals and Marketing & Services)

4.4.1 Results

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
801	541	*+48%*	1,018	Adjusted net operating income	1,342	2,235	*-40%*
532	386	*+38%*	568	Organic investments (1)	918	1,088	*-16%*
(27)	(75)	*ns*	56	Acquisitions net of assets sales (1)	(102)	(1,202)	*ns*
505	311	*+62%*	624	Net investments (1)	816	(114)	*ns*
1,483	1,117	*+33%*	1,776	Cash flow from operations excluding working capital (CFFO) (1)	2,600	3,546	*-27%*
1,515	(1,415)	*ns*	3,191	Cash flow from operating activities	100	954	*-90%*

4.5 Refining & Chemicals

4.5.1 Refinery and petrochemicals throughput and utilization rates

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Refinery throughput and utilization rate	1H25	1H24	1H25 vs 1H24
1,589	1,549	*+3%*	1,511	Total refinery throughput (kb/d)	1,569	1,468	*+7%*
463	435	*+7%*	430	France	449	406	*+11%*
632	627	*+1%*	636	Rest of Europe	629	627	-
494	487	*+1%*	446	Rest of world	491	435	*+13%*
90%	87%		84%	Utilization rate based on crude only*	89%	82%	

* Based on distillation capacity at the beginning of the year, excluding the African refinery SIR (divested) from 3rd quarter 2024 and the African refinery Natref (divested) during the 4th quarter 2024.

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Petrochemicals production and utilization rate	1H25	1H24	1H25 vs 1H24
1,164	1,250	*-7%*	1,248	Monomers* (kt)	2,414	2,535	*-5%*
1,127	1,173	*-4%*	1,109	Polymers (kt)	2,300	2,185	*+5%*
74%	78%		79%	Steam cracker utilization rate**	76%	76%	

* Olefins.
** Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refinery throughput was up 3% quarter-on-quarter.

Petrochemicals output was down 7% for monomers and down 4% for polymers, mainly due to planned maintenance on the Normandie platform and to weak demand in Europe.

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4.5.2 Results

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars, except ERM	1H25	1H24	1H25 vs 1H24
35.3	29.4	+20%	44.9	European Refining Margin Marker (ERM) ($/t) *	32.4	58.3	-44%
389	301	+29%	639	Adjusted net operating income	690	1,601	-57%
333	236	+41%	382	Organic investments (1)	569	801	-29%
(24)	-	ns	(95)	Acquisitions net of assets sales (1)	(24)	(115)	ns
309	236	+31%	287	Net investments (1)	545	686	-21%
772	633	+22%	1,117	Cash flow from operations excluding working capital (CFFO) (1)	1,405	2,408	-42%
887	(1,983)	ns	1,541	Cash flow from operating activities	(1,096)	(588)	ns

* This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

Adjusted net operating income was $389 million in the second quarter 2025, up 29% quarter-to-quarter, reflecting a slightly better level of refining margins and utilization rate.

Cash flow from operations excluding working capital (CFFO) was $ 772 million, up 22% quarter-to-quarter for the same reasons.

4.6 Marketing & Services

4.6.1 Petroleum product sales

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Sales in kb/d*	1H25	1H24	1H25 vs 1H24
1,324	1,266	+5%	1,363	Total Marketing & Services sales	1,295	1,338	-3%
790	714	+11%	773	Europe	753	744	+1%
534	551	-3%	591	Rest of world	543	594	-9%

* Excludes trading and bulk refining sales.

Sales of petroleum products are up 5% quarter-to-quarter due to the seasonality of transport markets in Europe.

4.6.2 Results

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
412	240	+72%	379	Adjusted net operating income	652	634	+3%
199	150	+33%	186	Organic investments (1)	349	287	+22%
(3)	(75)	ns	151	Acquisitions net of assets sales (1)	(78)	(1,087)	ns
196	75	x2.6	337	Net investments (1)	271	(800)	ns
711	484	+47%	659	Cash flow from operations excluding working capital (CFFO) (1)	1,195	1,138	+5%
628	568	+11%	1,650	Cash flow from operating activities	1,196	1,542	-22%

Marketing & Services adjusted net operating income was $412 million in the second quarter of 2025, up 72% quarter-on-quarter benefiting from a seasonal effect and the increase of unit margins.

Cash flow from operations excluding working capital (CFFO) was $711 million, up 47% quarter-to-quarter for the same reasons.

11

5. TotalEnergies results

5.1 Adjusted net operating income from business segments

Adjusted net operating income from business segments was $4,390 million in the second quarter of 2025, compared to $4,792 million in the first quarter, primarily due to lower oil and gas prices.

5.2 Adjusted net income [(1)] (TotalEnergies share)

TotalEnergies' adjusted net income was $3,578 million in the second quarter of 2025 versus $4,192 million in the first quarter, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($0.9) billion in the second quarter of 2025, consisting mainly of:

- ($0.6) billion of changes in fair value and stock variation,
- ($0.2) billion of exceptional provisions and depreciations, mainly linked to the Antwerp platform reconfiguration for the Refining & Chemicals business.

TotalEnergies' average tax rate was stable at 41.5% in the second quarter of 2025 versus 41.4% in the first quarter of 2025.

5.3 Adjusted earnings per share

Adjusted fully-diluted earnings per share were:

- $1.57 in the second quarter 2025, based on 2,224 million weighted average diluted shares, compared to $1.83 in the first quarter 2025,
- $3.41 in the first half 2025, based on 2,236 million weighted average diluted shares, compared to $4.14 a year ago.

As of June 30, 2025, the number of diluted shares was 2,220 million.

TotalEnergies repurchased*:

- 28.5 million shares in the second quarter 2025, for $1.7 billion,
- 62 million shares in the first half 2025, for $3.7 billion.

5.4 Acquisitions – asset sales

Acquisitions were:

- $2,106 million in the second quarter of 2025, notably related to the finalization of the VSB acquisition and the acquisition of a renewable asset portfolio in the Dominican Republic,
- $2,942 million in the first half of 2025, notably related to the above items, as well as the acquisitions of an additional 10% interest in the Moho field in Congo, of SN Power and of renewable projects in Canada.

Divestments were:

- $293 million in the second quarter of 2025, notably related to the sale of 50% of a renewable asset portfolio in Portugal,
- $709 million in the first half of 2025, notably related to the above items, as well as the divestment of interests in the Nkossa and Nsoko II permits in Congo and fuel distribution activities in Brazil.

* Including coverage of employees share grant plans.

12

13 5. Net cash flow (1) TotalEnergies' net cash flow in the second quarter of 2025 was ( $ 14 ) million, down from $ 2 , 071 million the previous quarter, due to a $ 374 million decrease in CFFO and a $ 1 , 711 million increase in net investments over the quarter, reaching $ 6 , 632 million . 2025 second quarter cash flow from operating activities was $ 5 , 960 million versus CFFO of $ 6 , 618 million and was impacted by a $ 0 . 5 billion increase in working capital requirements, mainly due to the unfavorable effect of declining prices on tax liabilities and the payment during the quarter for the capital gain tax from divesting the German distribution networks to Alimentation Couche - Tard . This was partially offset by the seasonal effect on gas and electricity supply activities in Europe . 6. Profitability Return on equity was 14 . 1 % for the twelve months ended June 30 , 2025 . July 1, 2024 April 1, 2024 July 1, 2023 In millions of dollars Return on average capital employed (1) was 12.4% for the twelve months ended June 30, 2025. July 1, 2024 April 1, 2024 July 1, 2023 In millions of dollars 6. TotalEnergies SE statutory accounts Net income for TotalEnergies SE, the parent company, amounted to € 4,098 million in the second quarter of 2025, compared to € 3,726 million in the first quarter. 7. Annual 2025 Sensitivities (16) Estimated impact on cash flow from operations Estimated impact on adjusted net operating income Change ~0 B$ - /+ 0.1 B$ +/ - 0.1 $ per € Dollar +/ - 2.8 B$ +/ - 2.3 B$ +/ - 10 $/b Average liquids price (17) +/ - 0.4 B$ +/ - 0.4 B$ +/ - 2 $/Mbtu European gas price - TTF +/ - 0.5 B$ +/ - 0.4 B$ +/ - 10 $/t European Refining Margin Marker (ERM) ( 1 6 ) Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results . Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2025 . Actual results could vary significantly from estimates based on the application of these sensitivities . The impact of the $ - € sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals . (17) In a 70 - 80 $ /b Brent environment . June 30, 2024 March 31, 2025 June 30, 2025 21,769 17,636 16,535 Adjusted net income (TotalEnergies share) (1) 116,286 116,758 117,441 Average adjusted shareholders' equity 18.7% 15.1% 14.1% Return on equity (ROE) June 30, 2024 March 31, 2025 June 30, 2025 23,030 19,125 18,184 Adjusted net operating income (1) 138,776 144,629 146,456 Average capital employed (1) 16.6% 13.2% 12.4% ROACE (1)

14 8. Outlook In an unstable geopolitical and macroeconomic environment (tariff war), oil markets remain volatile with prices fluctuating between $ 60 and $ 70 /b . The market is facing an abundant supply that is fueled by OPEC+'s decision to unwind some voluntary production cuts and weak demand that is linked to the slowdown in global economic growth . Refining and petrochemical margins are similarly facing structural overcapacity given persistently weak demand . However, due to traditionally stronger summer demand (driving season), refining margins are above $ 50 /ton at the start of the third quarter of 2025 . Forward European gas prices remain sustained around $ 12 /Mbtu for the third quarter of 2025 and winter 2025 / 26 due to European stock replenishment . Given the evolution of oil and gas prices in recent months and the lag effect on pricing formulas, TotalEnergies anticipates an average LNG selling price of $ 9 to $ 9 . 5 /Mbtu for the third quarter of 2025 . Hydrocarbon production in the third quarter of 2025 is expected to increase by over 3 % compared to the third quarter of 2024 , which is in line with the Company's annual objective of over 3 % production growth in 2025 compared to 2024 . Taking into account scheduled maintenance at Antwerp, Port Arthur and HTC, utilization rates should be around 80 % to 85 % in the third quarter . The Company anticipates that net investments for the full year will be within the $ 17 - 17 . 5 billion guidance range given the disposal program planned for the second half of the year . * * * * To listen to the conference call with Chairman & CEO Patrick Pouyanné and CFO Jean - Pierre Sbraire today at 1 : 00 pm (Paris time), please log on to totalenergies . com or dial + 33 (0) 1 70 91 87 04 , + 44 (0) 12 1281 8004 or + 1 718 705 8796 . The conference replay will be available on the Company's website totalenergies . com after the event . * * * * TotalEnergies contacts Media Relations: Investor Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.co m l @TotalEnergiesPR +33 (0)1 47 44 46 46 l ir@totalenergies.com

9. Operating information by segment

9.1 Company's production (Exploration & Production + Integrated LNG)

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Combined liquids and gas production by region (kboe/d)	1H25	1H24	1H25 vs 1H24
522	571	-9%	561	Europe	547	566	-3%
424	424	-	449	Africa	424	456	-7%
850	849	-	825	Middle East and North Africa	849	820	+4%
436	424	+3%	358	Americas	430	355	+21%
271	290	-6%	248	Asia-Pacific	281	254	+10%
2,503	2,558	-2%	2,441	Total production	2,531	2,451	+3%
374	390	-4%	359	includes equity affiliates	382	352	+8%

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Liquids production by region (kb/d)	1H25	1H24	1H25 vs 1H24
203	216	-6%	225	Europe	209	225	-7%
309	312	-1%	325	Africa	310	328	-5%
673	680	-1%	660	Middle East and North Africa	677	656	+3%
217	202	+8%	167	Americas	210	168	+24%
104	106	-2%	100	Asia-Pacific	105	103	+2%
1,506	1,516	-1%	1,477	Total production	1,511	1,480	+2%
158	163	-3%	150	includes equity affiliates	161	152	+6%

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Gas production by region (Mcf/d)	1H25	1H24	1H25 vs 1H24
1,720	1,920	-10%	1,814	Europe	1,819	1,841	-1%
579	567	+2%	620	Africa	573	634	-10%
973	920	+6%	904	Middle East and North Africa	947	900	+5%
1,214	1,237	-2%	1,061	Americas	1,225	1,032	+19%
909	1,011	-10%	781	Asia-Pacific	960	808	+19%
5,395	5,655	-5%	5,180	Total production	5,524	5,215	+6%
1,173	1,237	-5%	1,127	includes equity affiliates	1,205	1,085	+11%

15

9.2 Downstream (Refining & Chemicals and Marketing & Services)

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Petroleum product sales by region (kb/d)	1H25	1H24	1H25 vs 1H24
1,904	1,677	+14%	1,840	Europe	1,790	1,807	-1%
616	618	-	558	Africa	617	575	+7%
1,057	1,073	-2%	989	Americas	1,065	1,011	+5%
856	945	-9%	639	Rest of world	901	675	+33%
4,432	4,313	+3%	4,026	Total consolidated sales	4,373	4,068	+7%
379	344	+10%	397	Includes bulk sales	362	399	-9%
2,729	2,703	+1%	2,266	Includes trading	2,716	2,331	+16%

2Q25	1Q25	2Q25 vs 1Q25	2Q24	Petrochemicals production* (kt)	1H25	1H24	1H25 vs 1H24
832	984	-15%	900	Europe	1,816	1,890	-4%
750	694	+8%	756	Americas	1,444	1,401	+3%
709	745	-5%	702	Middle East and Asia	1,454	1,430	+2%

* Olefins, polymers.

16

9.3 Integrated Power

9.3.1 Net power production

Net power production (TWh)	2Q25						1Q25					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.2	0.2	-	0.5	0.0	**1.0**	0.1	0.2	-	1.9	0.0	**2.2**
Rest of Europe	0.2	0.5	0.2	1.0	0.1	**2.0**	0.1	0.6	0.3	1.6	0.1	**2.6**
Africa	0.0	-	-	-	0.1	**0.1**	0.0	-	-	-	0.0	**0.1**
Middle East	0.3	-	-	0.3	-	**0.5**	0.2	-	-	0.2	-	**0.4**
North America	1.3	0.6	-	1.4	-	**3.3**	0.7	0.5	-	0.9	-	**2.1**
South America	0.1	0.9	-	-	-	**1.0**	0.2	0.8	-	-	-	**0.9**
India	2.5	0.6	-	-	-	**3.1**	2.2	0.3	-	-	-	**2.5**
Pacific Asia	0.4	0.0	0.1	-	-	**0.5**	0.3	0.0	0.2	-	-	**0.5**
Total	**5.1**	**2.8**	**0.3**	**3.2**	**0.2**	**11.6**	**3.8**	**2.4**	**0.5**	**4.5**	**0.1**	**11.3**

9.3.2 Installed power generation net capacity

Installed power generation net capacity (GW) [18]	2Q25						1Q25					
	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**	Solar	Onshore Wind	Offshore Wind	Gas	Others	**Total**
France	0.8	0.5	-	2.7	0.2	**4.2**	0.8	0.4	-	2.7	0.2	**4.0**
Rest of Europe	0.5	1.0	0.3	2.1	0.2	**4.0**	0.6	1.0	0.3	2.1	0.2	**4.1**
Africa	0.0	-	-	-	0.1	**0.1**	0.0	-	-	-	0.1	**0.1**
Middle East	0.5	-	-	0.3	-	**0.8**	0.4	-	-	0.3	-	**0.8**
North America	2.8	0.9	-	1.5	0.4	**5.5**	2.5	0.8	-	1.5	0.3	**5.1**
South America	0.4	1.0	-	-	-	**1.4**	0.4	0.9	-	-	-	**1.3**
India	6.0	0.6	-	-	-	**6.6**	5.5	0.6	-	-	-	**6.1**
Pacific Asia	1.1	0.0	0.2	-	-	**1.3**	1.1	0.0	0.2	-	-	**1.3**
Total	**12.2**	**4.0**	**0.5**	**6.5**	**0.8**	**24.0**	**11.2**	**3.8**	**0.5**	**6.5**	**0.7**	**22.7**

(18) End-of-period data.

17

9.3.3 Power generation gross capacity from renewables

Installed power generation gross capacity from renewables (GW) (19),(20)	2Q25					1Q25				
	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.3	0.9	0.0	0.2	**2.3**	1.2	0.7	0.0	0.2	**2.1**
Rest of Europe	0.6	1.5	1.1	0.3	**3.5**	0.6	1.3	1.1	0.3	**3.2**
Africa	0.1	0.0	0.0	0.3	**0.4**	0.1	0.0	0.0	0.3	**0.4**
Middle East	1.3	0.0	0.0	0.0	**1.3**	1.2	0.0	0.0	0.0	**1.2**
North America	6.1	2.3	0.0	0.8	**9.3**	5.6	2.2	0.0	0.7	**8.4**
South America	0.4	1.5	0.0	0.0	**1.9**	0.4	1.4	0.0	0.0	**1.8**
India	8.5	0.6	0.0	0.0	**9.2**	7.7	0.6	0.0	0.0	**8.4**
Asia-Pacific	1.7	0.0	0.6	0.0	**2.4**	1.7	0.0	0.6	0.0	**2.3**
Total	**20.0**	**6.8**	**1.8**	**1.6**	**30.2**	**18.4**	**6.2**	**1.8**	**1.4**	**27.8**

Power generation gross capacity from renewables in construction (GW) (19),(20)	2Q25					1Q25				
	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.3	0.1	0.0	0.0	**0.4**	0.3	0.0	0.0	0.0	**0.3**
Rest of Europe	0.5	0.2	0.8	0.3	**1.9**	0.5	0.1	0.8	0.3	**1.8**
Africa	0.5	0.1	0.0	0.1	**0.7**	0.4	0.1	0.0	0.1	**0.7**
Middle East	1.7	0.2	0.0	0.0	**2.0**	1.5	0.2	0.0	0.0	**1.7**
North America	1.2	0.0	0.0	0.5	**1.7**	1.3	0.0	0.0	0.5	**1.9**
South America	0.9	0.4	0.0	0.2	**1.4**	0.4	0.5	0.0	0.2	**1.1**
India	1.6	0.0	0.0	0.0	**1.6**	2.2	0.0	0.0	0.0	**2.2**
Asia-Pacific	0.1	0.0	0.0	0.0	**0.1**	0.1	0.0	0.0	0.0	**0.1**
Total	**6.7**	**1.1**	**0.8**	**1.2**	**9.8**	**6.7**	**1.1**	**0.8**	**1.2**	**9.9**

Power generation gross capacity from renewables in development (GW) (19),(20)	2Q25					1Q25				
	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.0	0.5	0.0	0.0	**1.6**	0.9	0.3	0.0	0.1	**1.3**
Rest of Europe	6.4	1.7	14.3	2.9	**25.3**	4.6	0.6	13.3	2.5	**20.9**
Africa	0.5	0.2	0.0	0.0	**0.7**	0.5	0.2	0.0	0.0	**0.7**
Middle East	0.6	0.0	0.0	0.0	**0.6**	0.8	0.0	0.0	0.0	**0.8**
North America	10.9	3.7	4.1	4.6	**23.3**	10.6	3.0	4.1	4.4	**22.1**
South America	1.2	1.4	0.0	0.0	**2.6**	1.7	1.4	0.0	0.0	**3.1**
India	2.0	0.1	0.0	0.0	**2.1**	2.3	0.1	0.0	0.0	**2.4**
Asia-Pacific	3.2	1.1	2.6	1.1	**7.9**	3.4	1.1	3.0	1.1	**8.5**
Total	**25.8**	**8.6**	**21.0**	**8.6**	**64.1**	**24.8**	**6.6**	**20.4**	**8.1**	**59.8**

(19) Includes 19.25% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.
(20) End-of-period data.

18

10. Alternative Performance Measures (Non-GAAP measures)

10.1 Adjustment items to net income (TotalEnergies share)

2Q25	1Q25	2Q24	In millions of dollars	1H25	1H24
2,687	**3,851**	**3,787**	**Net income (TotalEnergies share)**	**6,538**	**9,508**
(340)	(108)	(274)	Special items affecting net income (TotalEnergies share)	(448)	531
-	-	(110)	Gain (loss) on asset sales	-	1,397
-	-	(11)	Restructuring charges	-	(11)
(209)	-	-	Impairments	(209)	(644)
(131)	(108)	(153)	Other	(239)	(211)
(268)	(78)	(320)	After-tax inventory effect : FIFO vs. replacement cost	(346)	(196)
(283)	(155)	(291)	Effect of changes in fair value	(438)	(611)
(891)	**(341)**	**(885)**	**Total adjustments affecting net income**	**(1,232)**	**(276)**
3,578	**4,192**	**4,672**	**Adjusted net income (TotalEnergies share)**	**7,770**	**9,784**

19

10.2 Reconciliation of adjusted EBITDA with consolidated financial statements

10.2.1 Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
2,687	**3,851**	***-30%***	**3,787**	**Net income (TotalEnergies share)**	**6,538**	**9,508**	***-31%***
891	341	*x2.6*	885	Less: adjustment items to net income (TotalEnergies share)	1,232	276	*x4.5*
3,578	**4,192**	***-15%***	**4,672**	**Adjusted net income (TotalEnergies share)**	**7,770**	**9,784**	***-21%***
				Adjusted items			
60	70	*-14%*	67	Add: non-controlling interests	130	167	*-22%*
2,328	2,705	*-14%*	2,977	Add: income taxes	5,033	5,968	*-16%*
3,106	2,998	*+4%*	2,962	Add: depreciation, depletion and impairment of tangible assets and mineral interests	6,104	5,904	*+3%*
96	83	*+16%*	87	Add: amortization and impairment of intangible assets	179	179	-
816	725	*+13%*	725	Add: financial interest on debt	1,541	1,433	*+8%*
(294)	(269)	*ns*	(417)	Less: financial income and expense from cash & cash equivalents	(563)	(869)	*ns*
9,690	**10,504**	***-8%***	**11,073**	**Adjusted EBITDA**	**20,194**	**22,566**	***-11%***

10.2.2 Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
				Adjusted items			
44,676	47,899	*-7%*	49,183	Revenues from sales	92,575	101,066	*-8%*
(28,533)	(30,563)	*ns*	(31,314)	Purchases, net of inventory variation	(59,096)	(64,839)	*ns*
(7,588)	(7,542)	*ns*	(7,664)	Other operating expenses	(15,130)	(15,244)	*ns*
(97)	(81)	*ns*	(97)	Exploration costs	(178)	(185)	*ns*
544	247	*x2.2*	146	Other income	791	386	*x2*
(233)	(216)	*ns*	(37)	Other expense, excluding amortization and impairment of intangible assets	(449)	(162)	*ns*
422	294	*+44%*	433	Other financial income	716	715	-
(203)	(249)	*ns*	(213)	Other financial expense	(452)	(428)	*ns*
702	715	*-2%*	636	Net income (loss) from equity affiliates	1,417	1,257	*+13%*
9,690	**10,504**	***-8%***	**11,073**	**Adjusted EBITDA**	**20,194**	**22,566**	***-11%***
				Adjusted items			
(3,106)	(2,998)	*ns*	(2,962)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(6,104)	(5,904)	*ns*
(96)	(83)	*ns*	(87)	Less: amortization of intangible assets	(179)	(179)	*ns*
(816)	(725)	*ns*	(725)	Less: financial interest on debt	(1,541)	(1,433)	*ns*
294	269	*+9%*	417	Add: financial income and expense from cash & cash equivalents	563	869	*-35%*
(2,328)	(2,705)	*ns*	(2,977)	Less: income taxes	(5,033)	(5,968)	*ns*
(60)	(70)	*ns*	(67)	Less: non-controlling interests	(130)	(167)	*ns*
(891)	(341)	*ns*	(885)	Add: adjustment (TotalEnergies share)	(1,232)	(276)	*ns*
2,687	**3,851**	***-30%***	**3,787**	**Net income (TotalEnergies share)**	**6,538**	**9,508**	***-31%***

20

10.3 Investments – Divestments

Reconciliation of Cash flow used in investing activities to Net investments

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
6 689	**4 805**	***39%***	**4 558**	**Cash flow used in investing activities (a)**	**11 494**	**8 025**	***+43%***
-	-	*ns*	-	Other transactions with non-controlling interests (b)	-	-	*ns*
54	6	*x9*	(29)	Organic loan repayment from equity affiliates (c)	60	(26)	*ns*
(221)	-	*ns*	-	Change in debt from renewable projects financing (d) *	(221)	-	*ns*
90	108	*-17%*	97	Capex linked to capitalized leasing contracts (e)	198	200	*-1%*
20	2	*x10*	4	Expenditures related to carbon credits (f)	22	3	*x7,3*
6 632	**4 921**	***35%***	**4 630**	**Net investments (a + b + c + d + e + f = g - i + h)**	**11 553**	**8 202**	***+41%***
1 813	420	*x4,3*	220	of which acquisitions net of assets sales (g-i)	2 233	(280)	*ns*
2 106	836	*x2,5*	544	Acquisitions (g)	2 942	1 618	*+82%*
293	416	*-29%*	324	Asset sales (i)	709	1 898	*-63%*
67	-	*ns*	-	Change in debt (partner share) and capital gain from renewable project sales	67	-	*ns*
4 819	4 501	*7%*	4 410	of which organic investments (h)	9 320	8 482	*+10%*
37	111	*-66%*	101	Capitalized exploration	148	247	*-40%*
425	568	*-25%*	589	Increase in non-current loans	993	1 127	*-12%*
(256)	(103)	*ns*	(178)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(359)	(324)	*ns*
(154)	-	*ns*	-	Change in debt from renewable projects (TotalEnergies share)	(154)	-	*ns*

* Change in debt from renewable projects (TotalEnergies share and partner share).

10.4 Cash flow

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

2Q25	1Q25	2Q25 vs 1Q25	2Q24	In millions of dollars	1H25	1H24	1H25 vs 1H24
5,960	**2,563**	***x2.3***	**9,007**	**Cash flow from operating activities (a)**	**8,523**	**11,176**	***-24%***
(246)	(4,316)	*ns*	1,669	(Increase) decrease in working capital (b) *	(4,562)	(4,452)	*ns*
(272)	(107)	*ns*	(468)	Inventory effect (c)	(379)	(343)	*ns*
86	-	*ns*	-	Capital gain from renewable project sales (d)	86	-	*ns*
54	6	*x9*	(29)	Organic loan repayments from equity affiliates (e)	60	(26)	*ns*
6,618	**6,992**	***-5%***	**7,777**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**13,610**	**15,945**	***-15%***
(325)	(284)	*ns*	(118)	Financial charges	(610)	(262)	*ns*
6,943	**7,276**	***-5%***	**7,895**	**Debt Adjusted Cash Flow (DACF)**	**14,220**	**16,207**	***-12%***
4,819	4,501	*+7%*	4,410	Organic investments (g)	9,320	8,482	*+10%*
1,799	**2,491**	***-28%***	**3,367**	**Free cash flow after organic investments (f - g)**	**4,290**	**7,463**	***-43%***
6,632	4,921	*+35%*	4,630	Net investments (h)	11,553	8,202	*+41%*
(14)	**2,071**	***ns***	**3,147**	**Net cash flow (f - h)**	**2,057**	**7,743**	***-73%***

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments' contracts.

21

10.5 Gearing ratio

In millions of dollars	06/30/2025	03/31/2025	06/30/2024
Current borrowings *	12 570	10 983	9 358
Other current financial liabilities	861	897	461
Current financial assets * ,**	(4 872)	(5 892)	(6 425)
Net financial assets classified as held for sale *	41	41	(61)
Non-current financial debt *	39 161	37 862	34 726
Non-current financial assets *	(1 410)	(953)	(1 166)
Cash and cash equivalents	(20 424)	(22 837)	(23 211)
Net debt (a)	**25 927**	**20 101**	**13 682**
Shareholders' equity (TotalEnergies share)	116 642	117 956	117 379
Non-controlling interests	2 360	2 465	2 648
Shareholders' equity (b)	**119 002**	**120 421**	**120 027**
Gearing = a / (a+b)	**17,9%**	**14,3%**	**10,2%**
Leases (c)	*8 907*	*8 533*	*8 012*
Gearing including leases (a+c) / (a+b+c)	*22,6%*	*19,2%*	*15,3%*

* Excludes leases receivables and leases debts.
** Including initial margins held as part of the Company's activities on organized markets.

Gearing was 17.9% at the end of June 2025 due to the seasonal effect of working capital variation and pace of investment. Normalized gearing was 15% excluding these effects.

10.6 Return on average capital employed

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company
Adjusted net operating income	9,212	4,830	2,140	1,249	1,378	18,184
Capital employed at 06/30/2024	65,809	38,708	21,861	8,728	6,954	140,180
Capital employed at 06/30/2025	67,042	44,300	27,033	8,827	7,325	152,732
ROACE	**13.9%**	**11.6%**	**8.8%**	**14.2%**	**19.3%**	**12.4%**

10.7 Payout

In millions of dollars	1H25	1H24	2024
Dividend paid (parent company shareholders)	3,745	3,756	7,717
Repayment of treasury shares excluding fees and taxes	3,726	4,000	7,970
Payout ratio	**54%**	**45%**	**50%**

22

23 GLOSSARY Acquisitions net of assets sales is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities . Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non - controlling interests) . This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities . Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non - GAAP financial measure and its most directly comparable IFRS measure is Net Income . It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i . e . , all operating income and contribution of equity affiliates to net income . This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector) . Adjusted net income (TotalEnergies share) is a non - GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share) . Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share) . Adjustment items are inventory valuation effect, effect of changes in fair value, and special items . This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non - operational results and special items . Adjusted net operating income is a non - GAAP financial measure and its most directly comparable IFRS measure is Net Income . Adjusted Net Operating Income refers to Net Income before net cost of net debt, i . e . , cost of net debt net of its tax effects, less adjustment items . Adjustment items are inventory valuation effect, effect of changes in fair value, and special items . Adjusted Net Operating Income can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and understanding its operating trends, by removing the impact of non - operational results and special items and is used to evaluate the Return on Average Capital Employed (ROACE) as explained below . Capital Employed is a non - GAAP financial measure . They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect . Capital employed (balance sheet) refers to the sum of the following items : (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non - current assets, (iv) Working capital which is the sum of : Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities, (v) Provisions and other non - current liabilities and (vi) Assets and liabilities classified as held for sale . Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate . Capital Employed is used to calculate the Return on Average Capital Employed (ROACE) . Cash Flow From Operations excluding working capital (CFFO) is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities . Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark - to - market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates . This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders. Debt adjusted cash flow (DACF) is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities . DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges . This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements . ESRS perimeter : the GHG emissions within the ESRS perimeter correspond to 100% of the emissions from operated sites, plus the equity share of emissions from non - operated and financially consolidated assets excluding equity affiliates. Free cash flow after Organic Investments is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities . Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments . Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non - controlling interests . This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments . Gearing is a non - GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity . Gearing is a Net - debt - to - capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases) . This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet . Normalized Gearing: indicator defined as the gearing excluding the impact of seasonal variations, notably on working capital. Net cash flow (or free cash - flow) is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities . Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments . Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non - controlling interests) . This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks .

24 Net investments is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities . Net Investments refer to Cash flow used in investing activities including other transactions with non - controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates . This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization . Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary . Organic investments is a non - GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities . Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non - controlling interests . Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth . Operated perimeter : activities, sites and industrial assets of which TotalEnergies SE or one of its subsidiaries has operational control, i.e. has the responsibility of the conduct of operations on behalf of all its partners. For the operated perimeter, the environmental indicators are reported 100%, regardless of the Company’s equity interest in the asset. Payout is a non - GAAP financial measure . Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital . This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder . Return on Average Capital Employed (ROACE) is a non - GAAP financial measure . ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period . This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers .

25 Disclaimer: The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE . Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees . The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities . This document does not constitute the half - year financial report, which will be separately published in accordance with article L . 451 - 1 - 2 - III of the French Code monétaire et financier and applicable UK law, and available on the website totalenergies . com . This press release presents the results for the second quarter of 2025 and half - year 2025 from the consolidated financial statements of TotalEnergies SE as of June 30 , 2025 (unaudited) . The limited review procedures by the Statutory Auditors are underway . The notes to the consolidated financial statements (unaudited) are available on the website totalenergies . com . This document may contain forward - looking statements (including forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies . This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions) . An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies . These forward - looking statements may generally be identified by the use of the future or conditional tense or forward - looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “commits”, “aims” or similar terminology . Such forward - looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document . These forward - looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved . They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio - demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID - 19 pandemic . Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto . Readers are cautioned not to consider forward - looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published . TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward - looking information or statement, objectives or trends contained in this document . In addition, the Company has not verified, and is under no obligation to verify any third - party data contained in this document or used in the estimates and assumptions or, more generally, forward - looking statements published in this document . The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20 - F filed with the United States Securities and Exchange Commission (“SEC”) . Additionally, the developments of climate change and other environmental - or social related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of our will . Moreover, our disclosures on such issues, including disclosures on climate change and other environmental or social - related issues, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law . Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies . In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, cash flow from operations excluding working capital, debt adjusted cash flow, and the shareholder rate of return . These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods . They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies . These adjustment items include : (i) Special items Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures . In general, special items relate to transactions that are significant, infrequent, or unusual . However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years . (ii) The inventory valuation effect In accordance with IAS 2 , TotalEnergies values inventories of petroleum products in its financial statements according to the First - In, First - Out (FIFO) method and other inventories using the weighted - average cost method . Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost . In volatile energy markets, this can have a significant distorting effect on the reported income . Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method . This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors . In the replacement cost method, which approximates the Last - In, First - Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month - end prices differential between one period and another or the average prices of the period rather than the historical value . The inventory valuation effect is the difference between the results under the FIFO and the replacement cost methods . (iii) Effect of changes in fair value The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period - end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets . Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur . Internal indicators defer the fair value on derivatives to match with the transaction occurrence . The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value . Euro amounts presented for the fully adjusted fully - diluted earnings per share represent dollar amounts converted at the average euro - dollar (€ - $ ) exchange rate for the applicable period and are not the result of financial statements prepared in euros . Cautionary Note to U . S . Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules . We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC . U . S . investors are urged to consider closely the disclosure in the Form 20 - F of TotalEnergies SE, File N ƒ 1 - 10888 , available from us at 2 , place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris - La Défense Cedex, France, or at the Company website totalenergies . com . You can also obtain this form from the SEC by calling 1 - 800 - SEC - 0330 or on the SEC’s website sec . gov .

TotalEnergies financial statements Second quarter 2025 consolidated accounts, IFRS 26

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

(M$)[(a)]	2nd quarter 2025	1st quarter 2025	2nd quarter 2024
Sales	**49,627**	**52,254**	**53,743**
Excise taxes	(4,951)	(4,355)	(4,560)
Revenues from sales	44,676	47,899	49,183
Purchases, net of inventory variation	(29,158)	(30,855)	(32,117)
Other operating expenses	(7,834)	(7,564)	(7,729)
Exploration costs	(97)	(81)	(97)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,258)	(2,998)	(2,976)
Other income	544	247	3
Other expense	(287)	(291)	(251)
Financial interest on debt	(816)	(725)	(725)
Financial income and expense from cash & cash equivalents	327	290	408
Cost of net debt	(489)	(435)	(317)
Other financial income	429	318	459
Other financial expense	(203)	(249)	(213)
Net income (loss) from equity affiliates	529	663	627
Income taxes	(2,106)	(2,733)	(2,725)
Consolidated net income	**2,746**	**3,921**	**3,847**
TotalEnergies share	2,687	3,851	3,787
Non-controlling interests	59	70	60
Earnings per share ($)	1.18	1.69	1.61
Fully-diluted earnings per share ($)	1.17	1.68	1.60

(a) Except for per share amounts.

27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

(M$)	2nd quarter 2025	1st quarter 2025	2nd quarter 2024
Consolidated net income	**2,746**	**3,921**	**3,847**
Other comprehensive income			
Actuarial gains and losses	16	-	22
Change in fair value of investments in equity instruments	52	12	103
Tax effect	(20)	1	(11)
Currency translation adjustment generated by the parent company	5,808	2,882	(683)
Items not potentially reclassifiable to profit and loss	**5,856**	**2,895**	**(569)**
Currency translation adjustment	(4,692)	(2,017)	523
Cash flow hedge	165	(833)	593
Variation of foreign currency basis spread	4	15	-
Share of other comprehensive income of equity affiliates, net amount	(174)	(100)	(38)
Other	-	7	(2)
Tax effect	(49)	205	(153)
Items potentially reclassifiable to profit and loss	**(4,746)**	**(2,723)**	**923**
Total other comprehensive income (net amount)	**1,110**	**172**	**354**
Comprehensive income	**3,856**	**4,093**	**4,201**
TotalEnergies share	*3,752*	*4,007*	*4,134*
Non-controlling interests	*104*	*86*	*67*

28

29 CONSOLIDATED STATEMENT OF INCOME TotalEnergies (unaudited) 1 st half 1 st half 2024 2025 (M$) (a) 110,021 101,881 Sales (8,955) (9,306) Excise taxes 101,066 92,575 Revenues from sales (65,897) (60,013) Purchases, net of inventory variation (15,372) (15,398) Other operating expenses (185) (178) Exploration costs (5,918) (6,256) Depreciation, depletion and impairment of tangible assets and mineral interests 1,761 791 Other income (566) (578) Other expense (1,433) (1,541) Financial interest on debt 880 617 Financial income and expense from cash & cash equivalents (553) (924) Cost of net debt 765 747 Other financial income (428) (452) Other financial expense 645 1,192 Net income (loss) from equity affiliates (5,667) (4,839) Income taxes 9,651 6,667 Consolidated net income 9,508 6,538 TotalEnergies share 143 129 Non - controlling interests 4.04 2.88 Earnings per share ($) 4.02 2.85 Fully - diluted earnings per share ($) (a) Except for per share amounts.

30 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME TotalEnergies (unaudited) 1 st half 1 st half 2024 2025 (M$) 9,651 6,667 Consolidated net income Other comprehensive income 20 16 Actuarial gains and losses 143 64 Change in fair value of investments in equity instruments (19) (19) Tax effect (2,189) 8,690 Currency translation adjustment generated by the parent company (2,045) 8,751 Items not potentially reclassifiable to profit and loss 1,622 (6,709) Currency translation adjustment 1,400 (668) Cash flow hedge (15) 19 Variation of foreign currency basis spread (114) (274) share of other comprehensive income of equity affiliates, net amount - 7 Other (372) 156 Tax effect 2,521 (7,469) Items potentially reclassifiable to profit and loss 476 1,282 Total other comprehensive income (net amount) 10,127 7,949 Comprehensive income 10,004 7,759 TotalEnergies share 123 190 Non - controlling interests

CONSOLIDATED BALANCE SHEET

TotalEnergies

(M$)	June 30, 2025 *(unaudited)*	March 31, 2025 *(unaudited)*	December 31, 2024	June 30, 2024 *(unaudited)*
ASSETS				
Non-current assets				
Intangible assets, net	36,687	34,543	34,238	33,477
Property, plant and equipment, net	116,153	112,249	109,095	109,403
Equity affiliates : investments and loans	36,657	35,687	34,405	32,800
Other investments	2,176	1,860	1,665	1,740
Non-current financial assets	2,691	2,231	2,305	2,469
Deferred income taxes	3,550	3,360	3,202	3,568
Other non-current assets	4,057	4,000	4,006	4,235
Total non-current assets	**201,971**	**193,930**	**188,916**	**187,692**
Current assets				
Inventories, net	17,275	19,037	18,868	20,189
Accounts receivable, net	21,254	24,882	19,281	20,647
Other current assets	24,160	22,423	23,687	20,014
Current financial assets	5,183	6,237	6,914	6,823
Cash and cash equivalents	20,424	22,837	25,844	23,211
Assets classified as held for sale	2,550	1,711	1,977	912
Total current assets	**90,846**	**97,127**	**96,571**	**91,796**
Total assets	**292,817**	**291,057**	**285,487**	**279,488**
LIABILITIES & SHAREHOLDERS' EQUITY				
Shareholders' equity				
Common shares	7,262	7,231	7,577	7,577
Paid-in surplus and retained earnings	128,103	128,787	135,496	130,688
Currency translation adjustment	(13,564)	(14,508)	(15,259)	(14,415)
Treasury shares	(5,159)	(3,554)	(9,956)	(6,471)
Total shareholders' equity - TotalEnergies share	**116,642**	**117,956**	**117,858**	**117,379**
Non-controlling interests	**2,360**	**2,465**	**2,397**	**2,648**
Total shareholders' equity	**119,002**	**120,421**	**120,255**	**120,027**
Non-current liabilities				
Deferred income taxes	12,729	12,621	12,114	12,461
Employee benefits	1,974	1,824	1,753	1,819
Provisions and other non-current liabilities	20,312	19,872	19,872	20,295
Non-current financial debt	47,584	45,858	43,533	42,526
Total non-current liabilities	**82,599**	**80,175**	**77,272**	**77,101**
Current liabilities				
Accounts payable	39,288	42,554	39,932	36,449
Other creditors and accrued liabilities	34,672	32,505	35,961	33,442
Current borrowings	14,637	13,134	10,024	11,271
Other current financial liabilities	861	897	664	461
Liabilities directly associated with the assets classified as held for sale	1,758	1,371	1,379	737
Total current liabilities	**91,216**	**90,461**	**87,960**	**82,360**
Total liabilities & shareholders' equity	**292,817**	**291,057**	**285,487**	**279,488**

31

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

(M$)	2nd quarter 2025	1st quarter 2025	2nd quarter 2024
CASH FLOW FROM OPERATING ACTIVITIES			
Consolidated net income	2,746	3,921	3,847
Depreciation, depletion, amortization and impairment	3,360	3,086	3,080
Non-current liabilities, valuation allowances and deferred taxes	127	209	(53)
(Gains) losses on disposals of assets	(335)	25	182
Undistributed affiliates' equity earnings	(102)	(423)	(250)
(Increase) decrease in working capital	49	(4,232)	2,013
Other changes, net	115	(23)	188
Cash flow from operating activities	**5,960**	**2,563**	**9,007**
CASH FLOW USED IN INVESTING ACTIVITIES			
Intangible assets and property, plant and equipment additions	(4,766)	(4,222)	(3,699)
Acquisitions of subsidiaries, net of cash acquired	(1,627)	(232)	(251)
Investments in equity affiliates and other securities	(419)	(311)	(481)
Increase in non-current loans	(425)	(568)	(621)
Total expenditures	**(7,237)**	**(5,333)**	**(5,052)**
Proceeds from disposals of intangible assets and property, plant and equipment	69	301	44
Proceeds from disposals of subsidiaries, net of cash sold	154	117	213
Proceeds from disposals of non-current investments	15	1	56
Repayment of non-current loans	310	109	181
Total divestments	**548**	**528**	**494**
Cash flow used in investing activities	**(6,689)**	**(4,805)**	**(4,558)**
CASH FLOW FROM FINANCING ACTIVITIES			
Issuance (repayment) of shares:			
- Parent company shareholders	492	-	521
- Treasury shares	(1,707)	(2,152)	(2,007)
Dividends paid:			
- Parent company shareholders	(1,894)	(1,851)	(1,853)
- Non-controlling interests	(173)	(139)	(127)
Net issuance (repayment) of perpetual subordinated notes	-	(1,139)	(1,622)
Payments on perpetual subordinated notes	(27)	(128)	(50)
Other transactions with non-controlling interests	(31)	(20)	(19)
Net issuance (repayment) of non-current debt	257	3,431	4,319
Increase (decrease) in current borrowings	(356)	150	(5,453)
Increase (decrease) in current financial assets and liabilities	1,287	718	(530)
Cash flow from / (used in) financing activities	**(2,152)**	**(1,130)**	**(6,821)**
Net increase (decrease) in cash and cash equivalents	**(2,881)**	**(3,372)**	**(2,372)**
Effect of exchange rates	468	365	(57)
Cash and cash equivalents at the beginning of the period	22,837	25,844	25,640
Cash and cash equivalents at the end of the period	**20,424**	**22,837**	**23,211**

32

33 CONSOLIDATED STATEMENT OF CASH FLOW TotalEnergies (unaudited) 1 st half 1 st half 2024 2025 (M$) CASH FLOW FROM OPERATING ACTIVITIES 9,651 6,667 Consolidated net income 6,116 6,446 Depreciation, depletion, amortization and impairment 239 336 Non - current liabilities, valuation allowances and deferred taxes (1,428) (310) (Gains) losses on disposals of assets 38 (525) Undistributed affiliates' equity earnings (3,673) (4,183) (Increase) decrease in working capital 233 92 Other changes, net 11,176 8,523 Cash flow from operating activities CASH FLOW USED IN INVESTING ACTIVITIES (7,119) (8,988) Intangible assets and property, plant and equipment additions (1,010) (1,859) Acquisitions of subsidiaries, net of cash acquired (969) (730) Investments in equity affiliates and other securities (1,159) (993) Increase in non - current loans (10,257) (12,570) Total expenditures 381 370 Proceeds from disposals of intangible assets and property, plant and equipment 1,431 271 Proceeds from disposals of subsidiaries, net of cash sold 90 16 Proceeds from disposals of non - current investments 330 419 Repayment of non - current loans 2,232 1,076 Total divestments (8,025) (11,494) Cash flow used in investing activities CASH FLOW FROM FINANCING ACTIVITIES Issuance (repayment) of shares: 521 492 - Parent company shareholders (4,013) (3,859) - Treasury shares Dividends paid: (3,756) (3,745) - Parent company shareholders (133) (312) - Non - controlling interests (1,622) (1,139) Net issuance (repayment) of perpetual subordinated notes (209) (155) Payments on perpetual subordinated notes (36) (51) Other transactions with non - controlling interests 4,361 3,688 Net issuance (repayment) of non - current debt (1,917) (206) Increase (decrease) in current borrowings (259) 2,005 Increase (decrease) in current financial assets and liabilities (7,063) (3,282) Cash flow from / (used in) financing activities (3,912) (6,253) Net increase (decrease) in cash and cash equivalents (140) 833 Effect of exchange rates 27,263 25,844 Cash and cash equivalents at the beginning of the period 23,211 20,424 Cash and cash equivalents at the end of the period

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

(M$)	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders' equity - TotalEnergies Share	Non-controlling interests	Total shareholders' equity
	Number	Amount			Number	Amount			
As of January 1, 2024	**2,412,251,835**	**7,616**	**126,857**	**(13,701)**	**(60,543,213)**	**(4,019)**	**116,753**	**2,700**	**119,453**
Net income of the first half 2024	-	-	9,508	-	-	-	9,508	143	9,651
Other comprehensive income	-	-	1,210	(714)	-	-	496	(20)	476
Comprehensive Income	**-**	**-**	**10,718**	**(714)**	**-**	**-**	**10,004**	**123**	**10,127**
Dividend	-	-	(3,929)	-	-	-	(3,929)	(133)	(4,062)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(58,719,028)	(4,513)	(4,513)	-	(4,513)
Sale of treasury shares[(a)]	-	-	(397)	-	6,065,491	397	-	-	-
Share-based payments	-	-	356	-	-	-	356	-	356
Share cancellation	(25,405,361)	(68)	(1,596)	-	25,405,361	1,664	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(135)	-	-	-	(135)	-	(135)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(36)	(36)
Other items	-	-	1	-	-	-	1	(6)	(5)
As of June 30, 2024	**2,397,679,661**	**7,577**	**130,688**	**(14,415)**	**(87,791,389)**	**(6,471)**	**117,379**	**2,648**	**120,027**
Net income of the second half 2024	-	-	6,250	-	-	-	6,250	130	6,380
Other comprehensive income	-	-	1,226	(844)	-	-	382	(24)	358
Comprehensive Income	**-**	**-**	**7,476**	**(844)**	**-**	**-**	**6,632**	**106**	**6,738**
Dividend	-	-	(3,827)	-	-	-	(3,827)	(322)	(4,149)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(61,744,204)	(3,482)	(3,482)	-	(3,482)
Sale of treasury shares[(a)]	-	-	2	-	5,775	(2)	-	-	-
Share-based payments	-	-	200	-	-	-	200	-	200
Share cancellation	-	-	1	-	-	(1)	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	1,103	-	-	-	1,103	-	1,103
Payments on perpetual subordinated notes	-	-	(137)	-	-	-	(137)	-	(137)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(31)	(31)
Other items	-	-	(10)	-	-	-	(10)	(4)	(14)
As of December 31, 2024	**2,397,679,661**	**7,577**	**135,496**	**(15,259)**	**(149,529,818)**	**(9,956)**	**117,858**	**2,397**	**120,255**
Net income of the first half 2025	-	-	6,538	-	-	-	6,538	129	6,667
Other comprehensive income	-	-	(474)	1,695	-	-	1,221	61	1,282
Comprehensive Income	**-**	**-**	**6,064**	**1,695**	**-**	**-**	**7,759**	**190**	**7,949**
Dividend	-	-	(4,072)	-	-	-	(4,072)	(178)	(4,250)
Issuance of common shares	11,149,053	30	462	-	-	-	492	-	492
Purchase of treasury shares	-	-	-	-	(62,261,210)	(4,239)	(4,239)	-	(4,239)
Sale of treasury shares[(a)]	-	-	(414)	-	6,214,595	414	-	-	-
Share-based payments	-	-	340	-	-	-	340	-	340
Share cancellation	(127,622,460)	(345)	(8,397)	-	127,622,460	8,622	(120)	-	(120)
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,219)	-	-	-	(1,219)	-	(1,219)
Payments on perpetual subordinated notes	-	-	(156)	-	-	-	(156)	-	(156)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(51)	(51)
Other items	-	-	(1)	-	-	-	(1)	2	1
As of June 30, 2025	**2,281,206,254**	**7,262**	**128,103**	**(13,564)**	**(77,953,973)**	**(5,159)**	**116,642**	**2,360**	**119,002**

[(a)] *Treasury shares related to the performance share grants.*

34

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,369	2,586	3,958	21,759	19,944	11	-	49,627
Intersegment sales	8,862	1,869	701	7,006	177	32	(18,647)	-
Excise taxes	-	-	-	(254)	(4,697)	-	-	(4,951)
Revenues from sales	**10,231**	**4,455**	**4,659**	**28,511**	**15,424**	**43**	**(18,647)**	**44,676**
Operating expenses	(4,577)	(3,632)	(4,479)	(27,995)	(14,751)	(302)	18,647	(37,089)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,978)	(397)	(108)	(520)	(224)	(31)	-	(3,258)
Net income (loss) from equity affiliates and other items	58	578	340	(42)	113	(35)	-	1,012
Tax on net operating income	(1,793)	(166)	(27)	(12)	(168)	57	-	(2,109)
Adjustments [a]	(33)	(203)	(189)	(447)	(18)	(23)	-	(913)
Adjusted net operating income	**1,974**	**1,041**	**574**	**389**	**412**	**(245)**	**-**	**4,145**
Adjustments [a]								(913)
Net cost of net debt								(486)
Non-controlling interests								(59)
Net income - TotalEnergies share								**2,687**

[a] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,186	877	2,503	351	234	86	-	7,237
Total divestments	80	25	347	42	38	16	-	548
Cash flow from operating activities	3,675	539	799	887	628	(568)	-	5,960

35

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,569	3,088	5,967	22,627	19,001	2	-	52,254
Intersegment sales	8,727	3,252	684	6,811	156	25	(19,655)	-
Excise taxes	-	-	-	(112)	(4,243)	-	-	(4,355)
Revenues from sales	**10,296**	**6,340**	**6,651**	**29,326**	**14,914**	**27**	**(19,655)**	**47,899**
Operating expenses	(3,800)	(4,956)	(6,185)	(28,648)	(14,374)	(192)	19,655	(38,500)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,950)	(391)	(75)	(339)	(217)	(26)	-	(2,998)
Net income (loss) from equity affiliates and other items	133	565	44	(8)	(10)	(36)	-	688
Tax on net operating income	(2,328)	(275)	(73)	(83)	(98)	74	-	(2,783)
Adjustments [(a)]	(100)	(11)	(144)	(53)	(25)	(22)	-	(355)
Adjusted net operating income	**2,451**	**1,294**	**506**	**301**	**240**	**(131)**	**-**	**4,661**
Adjustments [(a)]								(355)
Net cost of net debt								(385)
Non-controlling interests								(70)
Net income - TotalEnergies share								**3,851**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.
Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st quarter 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,047	902	936	242	172	34	-	5,333
Total divestments	358	10	58	6	97	(1)	-	528
Cash flow from operating activities	3,266	1,743	(399)	(1,983)	568	(632)	-	2,563

36

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

2nd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,416	1,986	4,464	24,516	21,358	3	-	53,743
Intersegment sales	9,796	2,111	369	8,203	164	77	(20,720)	-
Excise taxes	-	-	-	(208)	(4,352)	-	-	(4,560)
Revenues from sales	**11,212**	**4,097**	**4,833**	**32,511**	**17,170**	**80**	**(20,720)**	**49,183**
Operating expenses	(4,669)	(2,922)	(4,506)	(31,647)	(16,601)	(318)	20,720	(39,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,907)	(310)	(105)	(416)	(208)	(30)	-	(2,976)
Net income (loss) from equity affiliates and other items	141	526	26	(13)	(84)	29	-	625
Tax on net operating income	(2,163)	(251)	(79)	(60)	(101)	(23)	-	(2,677)
Adjustments [(a)]	(53)	(12)	(333)	(264)	(203)	(9)	-	(874)
Adjusted net operating income	**2,667**	**1,152**	**502**	**639**	**379**	**(253)**	**-**	**5,086**
Adjustments [(a)]								(874)
Net cost of net debt								(365)
Non-controlling interests								(60)
Net income - TotalEnergies share								**3,787**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,697	844	769	443	259	40	-	5,052
Total divestments	149	29	261	127	(78)	6	-	494
Cash flow from operating activities	4,535	431	1,647	1,541	1,650	(797)	-	9,007

37

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st half 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,938	5,674	9,925	44,386	38,945	13	-	101,881
Intersegment sales	17,589	5,121	1,385	13,817	333	57	(38,302)	-
Excise taxes	-	-	-	(366)	(8,940)	-	-	(9,306)
Revenues from sales	**20,527**	**10,795**	**11,310**	**57,837**	**30,338**	**70**	**(38,302)**	**92,575**
Operating expenses	(8,377)	(8,588)	(10,664)	(56,643)	(29,125)	(494)	38,302	(75,589)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,928)	(788)	(183)	(859)	(441)	(57)	-	(6,256)
Net income (loss) from equity affiliates and other items	191	1,143	384	(50)	103	(71)	-	1,700
Tax on net operating income	(4,121)	(441)	(100)	(95)	(266)	131	-	(4,892)
Adjustments [(a)]	(133)	(214)	(333)	(500)	(43)	(45)	-	(1,268)
Adjusted net operating income	**4,425**	**2,335**	**1,080**	**690**	**652**	**(376)**	**-**	**8,806**
Adjustments [(a)]								(1,268)
Net cost of net debt								(871)
Non-controlling interests								(129)
Net income - TotalEnergies share								**6,538**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st half 2025 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,233	1,779	3,439	593	406	120	-	12,570
Total divestments	438	35	405	48	135	15	-	1,076
Cash flow from operating activities	6,941	2,282	400	(1,096)	1,196	(1,200)	-	8,523

38

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

1st half 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	2,734	4,645	11,546	49,049	42,029	18	-	110,021
Intersegment sales	19,531	5,606	1,159	16,346	433	140	(43,215)	-
Excise taxes	-	-	-	(378)	(8,577)	-	-	(8,955)
Revenues from sales	**22,265**	**10,251**	**12,705**	**65,017**	**33,885**	**158**	**(43,215)**	**101,066**
Operating expenses	(9,113)	(7,706)	(12,071)	(62,535)	(32,697)	(547)	43,215	(81,454)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,824)	(631)	(202)	(792)	(414)	(55)	-	(5,918)
Net income (loss) from equity affiliates and other items	238	1,021	(589)	55	1,396	56	-	2,177
Tax on net operating income	(4,424)	(535)	(119)	(315)	(209)	32	-	(5,570)
Adjustments [(a)]	(75)	26	(1,389)	(171)	1,327	(13)	-	(295)
Adjusted net operating income	**5,217**	**2,374**	**1,113**	**1,601**	**634**	**(343)**	**-**	**10,596**
Adjustments [(a)]								(295)
Net cost of net debt								(650)
Non-controlling interests								(143)
Net income - TotalEnergies share								**9,508**

[(a)] *Adjustments include special items, inventory valuation effect and the effect of changes in fair value.*

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.
Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

1st half 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,991	1,409	2,508	878	403	68	-	10,257
Total divestments	455	79	323	165	1,203	7	-	2,232
Cash flow from operating activities	8,125	2,141	1,398	(588)	1,542	(1,442)	-	11,176

39

Non GAAP Financial Measures 40

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1. Reconciliation of cash flow used in investing activities to Net investments

1.1 Exploration & Production

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
3,106	**2,689**	**2,548**	**22%**	**Cash flow used in investing activities (a)**	**5,795**	**4,536**	**28%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
89	109	90	-1%	Capex linked to capitalized leasing contracts (e)	198	180	10%
20	2	4	x5	Expenditures related to carbon credits (f)	22	3	x7.3
3,215	**2,800**	**2,642**	**22%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**6,015**	**4,719**	**27%**
162	116	57	x2.8	of which net acquisitions of assets sales (g - i)	278	93	x3
193	445	160	21%	Acquisitions (g)	638	487	31%
31	329	103	-70%	Assets sales (i)	360	394	-9%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
3,053	**2,684**	**2,585**	**18%**	**of which organic investments (h)**	**5,737**	**4,626**	**24%**
30	109	88	-66%	Capitalized exploration	139	225	-38%
42	82	67	-37%	Increase in non-current loans	124	109	14%
(49)	(29)	(46)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(78)	(61)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.2 Integrated LNG

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
852	**892**	**815**	**5%**	**Cash flow used in investing activities (a)**	**1,744**	**1,330**	**31%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	1	-	ns	Organic loan repayment from equity affiliates (c)	1	1	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
1	(1)	7	-86%	Capex linked to capitalized leasing contracts (e)	-	19	-100%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
853	**892**	**822**	**4%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**1,745**	**1,350**	**29%**
110	140	198	-44%	of which net acquisitions of assets sales (g - i)	250	186	34%
110	144	199	-45%	Acquisitions (g)	254	199	28%
-	4	1	-100%	Assets sales (i)	4	13	-69%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
743	**752**	**624**	**19%**	**of which organic investments (h)**	**1,495**	**1,164**	**28%**
7	2	13	-46%	Capitalized exploration	9	22	-59%
187	182	153	22%	Increase in non-current loans	369	326	13%
(25)	(5)	(42)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(30)	(79)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

41

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.3 Integrated Power

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
2,156	**878**	**508**	x4.2	**Cash flow used in investing activities (a)**	**3,034**	**2,185**	**39%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
54	5	-	ns	Organic loan repayment from equity affiliates (c)	59	-	ns
(221)	-	-	ns	Change in debt from renewable projects financing (d)*	(221)	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	1	-100%
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
1,989	**883**	**508**	**x3.9**	**Net investments (a + b + c + d + e + f = g - i + h)**	**2,872**	**2,186**	**31%**
1,568	238	(88)	ns	of which net acquisitions of assets sales (g - i)	1,806	647	x2.8
1,791	245	142	x12.6	Acquisitions (g)	2,036	878	x2.3
223	7	230	-3%	Assets sales (i)	230	231	ns
67	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	67	-	ns
421	**645**	**596**	**-29%**	**of which organic investments (h)**	**1,066**	**1,539**	**-31%**
-	-	-	ns	Capitalized exploration	-	-	ns
150	268	239	-37%	Increase in non-current loans	418	544	-23%
(137)	(46)	(31)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(183)	(92)	ns
(154)	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	(154)	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

1.4 Refining & Chemicals

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
309	**236**	**316**	**-2%**	**Cash flow used in investing activities (a)**	**545**	**713**	**-24%**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	(29)	-100%	Organic loan repayment from equity affiliates (c)	-	(27)	-100%
-	-	-	ns	Change in debt from renewable projects financing (d)*	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
309	**236**	**287**	**8%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**545**	**686**	**-21%**
(24)	-	(95)	ns	of which net acquisitions of assets sales (g - i)	(24)	(115)	ns
11	-	26	-58%	Acquisitions (g)	11	35	-69%
35	-	121	-71%	Assets sales (i)	35	150	-77%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
333	**236**	**382**	**-13%**	**of which organic investments (h)**	**569**	**801**	**-29%**
-	-	-	ns	Capitalized exploration	-	-	ns
17	10	58	-71%	Increase in non-current loans	27	65	-58%
(7)	(6)	(3)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(13)	(10)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

42

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

1.5 Marketing & Services

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
196	**75**	**337**	**-42%**	**Cash flow used in investing activities (a)**	**271**	**(800)**	**ns**
-	-	-	ns	Other transactions with non-controlling interests (b)	-	-	ns
-	-	-	ns	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	-	ns	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	-	ns	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	-	ns	Expenditures related to carbon credits (f)	-	-	ns
196	**75**	**337**	**-42%**	**Net investments (a + b + c + d + e + f = g - i + h)**	**271**	**(800)**	**ns**
(3)	(75)	151	ns	of which net acquisitions of assets sales (g - i)	(78)	(1,087)	ns
1	2	17	-94%	Acquisitions (g)	3	19	-84%
4	77	(134)	ns	Assets sales (i)	81	1,106	-93%
-	-	-	ns	Change in debt (partner share) and capital gain from renewable projects sales	-	-	ns
199	**150**	**186**	**7%**	**of which organic investments (h)**	**349**	**287**	**22%**
-	-	-	ns	Capitalized exploration	-	-	ns
26	18	57	-54%	Increase in non-current loans	44	68	-35%
(22)	(17)	(53)	ns	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(39)	(79)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

*Change in debt from renewable projects (TotalEnergies share and partner share)

2. Reconciliation of cash flow from operating activities to CFFO

2.1 Exploration & Production

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
3,675	**3,266**	**4,535**	**-19%**	**Cash flow from operating activities (a)**	**6,941**	**8,125**	**-15%**
(85)	(1,025)	182	ns	(Increase) decrease in working capital (b)	(1,110)	(706)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
3,760	**4,291**	**4,353**	**-14%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**8,051**	**8,831**	**-9%**

43

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

2.2 Integrated LNG

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
539	**1,743**	**431**	**25%**	**Cash flow from operating activities (a)**	2,282	2,141	**7%**
(620)	495	(789)	ns	(Increase) decrease in working capital (b) *	(125)	(426)	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	1	-	ns	Organic loan repayments from equity affiliates (e)	1	1	ns
1,159	**1,249**	**1,220**	**-5%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**2,408**	**2,568**	**-6%**

*Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

2.3 Integrated Power

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
799	**(399)**	**1,647**	**-51%**	**Cash flow from operating activities (a)**	**400**	**1,398**	**-71%**
377	(991)	1,024	-63%	(Increase) decrease in working capital (b) *	(614)	83	ns
-	-	-	ns	Inventory effect (c)	-	-	ns
86	-	-	ns	Capital gain from renewable project sales (d)	86	-	ns
54	5	-	ns	Organic loan repayments from equity affiliates (e)	59	-	ns
562	**597**	**623**	**-10%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,159**	**1,315**	**-12%**

* Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power sectors' contracts.

44

Alternative Performance Measures (Non-GAAP)

TotalEnergies

(unaudited)

2.4 Refining & Chemicals

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
887	**(1,983)**	**1,541**	**-42%**	**Cash flow from operating activities (a)**	**(1,096)**	**(588)**	**ns**
362	(2,543)	788	-54%	(Increase) decrease in working capital (b)	(2,181)	(2,738)	ns
(247)	(73)	(393)	ns	Inventory effect (c)	(320)	(285)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	(29)	-100%	Organic loan repayments from equity affiliates (e)	-	(27)	-100%
772	**633**	**1,117**	**-31%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,405**	**2,408**	**-42%**

2.5 Marketing & Services

2nd quarter 2025	1st quarter 2025	2nd quarter 2024	2nd quarter 2025 vs 2nd quarter 2024	(in millions of dollars)	6 months 2025	6 months 2024	6 months 2025 vs 6 months 2024
628	**568**	**1,650**	**-62%**	**Cash flow from operating activities (a)**	**1,196**	**1,542**	**-22%**
(58)	118	1,066	ns	(Increase) decrease in working capital (b)	60	462	-87%
(25)	(34)	(75)	ns	Inventory effect (c)	(59)	(58)	ns
-	-	-	ns	Capital gain from renewable project sales (d)	-	-	ns
-	-	-	ns	Organic loan repayments from equity affiliates (e)	-	-	ns
711	**484**	**659**	**8%**	**Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)**	**1,195**	**1,138**	**5%**

45

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

3. Reconciliation of capital employed (balance sheet) and calculation of ROACE

(In millions of dollars)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	InterCompany	Company
Adjusted net operating income 2 nd quarter 2025	1,974	1,041	574	389	412	(245)	-	4,145
Adjusted net operating income 1 st quarter 2025	2,451	1,294	506	301	240	(131)	-	4,661
Adjusted net operating income 4 th quarter 2024	2,305	1,432	575	318	362	(173)	-	4,819
Adjusted net operating income 3 rd quarter 2024	2,482	1,063	485	241	364	(76)	-	4,559
Adjusted net operating income (a)	**9,212**	**4,830**	**2,140**	**1,249**	**1,378**	**(625)**	**-**	**18,184**
Balance sheet as of June 30, 2025								
Property plant and equipment intangible assets net	85,970	29,063	17,159	12,746	7,139	763	-	152,840
Investments & loans in equity affiliates	4,349	16,955	10,304	3,963	1,086	-	-	36,657
Other non-current assets	3,685	2,210	1,771	699	1,089	329	-	9,783
Inventories, net	*1,565*	*1,027*	*574*	*10,773*	*3,336*	-	-	*17,275*
Accounts receivable, net	*5,841*	*6,227*	*4,554*	*20,019*	*8,369*	*1,148*	*(24,904)*	*21,254*
Other current assets	*6,848*	*8,899*	*5,206*	*2,723*	*2,955*	*5,627*	*(8,098)*	*24,160*
Accounts payable	*(6,884)*	*(7,473)*	*(6,333)*	*(32,438)*	*(9,932)*	*(1,049)*	*24,821*	*(39,288)*
Other creditors and accrued liabilities	*(9,785)*	*(8,541)*	*(4,484)*	*(5,171)*	*(5,385)*	*(9,487)*	*8,181*	*(34,672)*
Working capital	(2,415)	139	(483)	(4,094)	(657)	(3,761)	-	(11,271)
Provisions and other non-current liabilities	(25,111)	(4,260)	(1,719)	(3,577)	(1,222)	874	-	(35,015)
Assets and liabilities classified as held for sale - Capital employed	564	**193**	1	-	84	-	-	842
Capital Employed (Balance sheet)	**67,042**	**44,300**	**27,033**	**9,737**	**7,519**	**(1,795)**	**-**	**153,836**
Less inventory valuation effect	-	-	-	(910)	(194)	-	-	(1,104)
Capital Employed at replacement cost (b)	**67,042**	**44,300**	**27,033**	**8,827**	**7,325**	**(1,795)**	**-**	**152,732**
Balance sheet as of June 30, 2024								
Property plant and equipment intangible assets net	84,754	24,936	14,078	11,987	6,476	649	-	142,880
Investments & loans in equity affiliates	3,463	15,294	8,921	4,122	1,000	-	-	32,800
Other non-current assets	3,803	2,424	1,147	731	1,224	214	-	9,543
Inventories, net	*1,486*	*1,495*	*577*	*12,822*	*3,809*	-	-	*20,189*
Accounts receivable, net	*6,432*	*5,526*	*4,766*	*20,755*	*8,940*	*1,073*	*(26,845)*	*20,647*
Other current assets	*6,497*	*7,876*	*4,797*	*2,146*	*3,141*	*7,313*	*(11,756)*	*20,014*
Accounts payable	*(6,984)*	*(6,429)*	*(5,653)*	*(33,025)*	*(10,387)*	*(775)*	*26,804*	*(36,449)*
Other creditors and accrued liabilities	*(8,785)*	*(8,614)*	*(4,989)*	*(6,082)*	*(5,762)*	*(11,007)*	*11,797*	*(33,442)*
Working capital	(1,354)	(146)	(502)	(3,384)	(259)	(3,396)	-	(9,041)
Provisions and other non-current liabilities	(24,947)	(3,800)	(1,807)	(3,467)	(1,207)	653	-	(34,575)
Assets and liabilities classified as held for sale - Capital employed	90	-	24	-	-	-	-	114
Capital Employed (Balance sheet)	**65,809**	**38,708**	**21,861**	**9,989**	**7,234**	**(1,880)**	**-**	**141,721**
Less inventory valuation effect	-	-	-	(1,261)	(280)	-	-	(1,541)
Capital Employed at replacement cost (c)	**65,809**	**38,708**	**21,861**	**8,728**	**6,954**	**(1,880)**	**-**	**140,180**
ROACE as a percentage (a / average (b + c))	**13.9%**	**11.6%**	**8.8%**	**14.2%**	**19.3%**			**12.4%**

46

Alternative Performance Measures (Non-GAAP)
TotalEnergies
(unaudited)

4. Reconciliation of consolidated net income to adjusted net operating income

(in millions of dollars)	2nd quarter 2025	1st quarter 2025	2nd quarter 2024	6 months 2025	6 months 2024
Consolidated net income (a)	**2,746**	**3,921**	**3,847**	**6,667**	**9,651**
Net cost of net debt (b)	(486)	(385)	(365)	(871)	(650)
Special items affecting net operating income	(361)	(122)	(256)	(483)	536
Gains (losses) on disposals of assets	-	-	(110)	-	1,397
Restructuring charges	-	-	(11)	-	(11)
Asset impairment and provisions charges	(209)	-	-	(209)	(644)
Other items	(152)	(122)	(135)	(274)	(206)
After-tax inventory effect: FIFO vs. replacement cost	(269)	(78)	(327)	(347)	(220)
Effect of changes in fair value	(283)	(155)	(291)	(438)	(611)
Total adjustments affecting net operating income (c)	**(913)**	**(355)**	**(874)**	**(1,268)**	**(295)**
Adjusted net operating income (a - b - c)	**4,145**	**4,661**	**5,086**	**8,806**	**10,596**

47